UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment Number 1 to

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AMERICAN SPECTRUM REALTY INC.

(Name of Subject Company)

Series A (AQQ) of Tender Investors, LLC,

a Delaware series limited liability company

(Offeror)

SHARES OF COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

02970Q203

(CUSIP Number of Class of Securities)

Brent Donaldson

Series A (AQQ) of Tender Investors, LLC,

a Delaware series limited liability company

c/o Tender Investors Manager, LLC

6114 La Salle Ave., #345

Oakland, CA 94611

Tel: 510.619.3636

Fax: 925.403.7967

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction Valuation* Amount of Filing Fee                $153

$765,000

*For purposes of calculating the filing fee only. Assumes the purchase of 150,000 Shares at a purchase price equal to $5.10 per Share in cash.

☒        Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid:      $153

            Form or Registration            Schedule TO

            Number:                                005-62281

            Filing Party:                          Series A (AQQ) of Tender Investors, LLC

            Date Filed:                            June 1, 2010

☐        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒        third party tender offer subject to Rule 14d-1.

☐        issuer tender offer subject to Rule 13e-4.

☐        going private transaction subject to Rule 13e-3.

☐        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

AMENDMENT NO. 1 TO TENDER OFFER

This Amendment No. 1 to the Schedule TO as filed on June 1, 2010 (the “Original Schedule TO”) by Series A (AQQ) of Tender Investors, LLC, a Delaware series limited liability company, (the “Purchaser”), to purchase up to 150,000 shares of common stock (the “Shares”) of American Spectrum Realty, Inc. (the “Company”), at a purchase price equal to $5.10 per Share, is being filed for the sole purpose of changing the CUSIP number to 02970Q203.

All other terms, conditions, items and exhibits remain the same as presented in the Original Schedule TO.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 2010

SERIES A (AQQ) OF TENDER INVESTORS, LLC, A DELAWARE SERIES LIMITED LIABILITY COMPANY By: Tender Investors Manager, LLC Its: Manager

By: Its:	Apex Real Estate Advisors, LLC Manager

/s/Brent R. Donaldson
	By: Its:	Brent Donaldson Managing Principal